SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29726; 812-13910]

BAC Home Loans Servicing, LP, et al.; Notice of Application and Temporary Order

July 18, 2011

Agency: Securities and Exchange Commission ("Commission").

Action: Temporary order and notice of application for a permanent order under section

9(c) of the Investment Company Act of 1940 ("Act").

Summary of Application: Applicants have received a temporary order exempting them

from section 9(a) of the Act, with respect to an injunction entered against BAC Home

Loans Servicing, LP ("HLS") on May 31, 2011 by the United States District Court for the

Central District of California (the "Injunction"), until the Commission takes final action on

an application for a permanent order. Applicants have requested a permanent order.

Applicants: HLS, BofA Advisors, LLC ("BofA Advisors"), BofA Distributors, Inc.

("BofA Distributors"), Bank of America Capital Advisors LLC ("BACA"), KECALP Inc.

("KECALP"), Merrill Lynch Ventures, LLC ("Ventures") and Merrill Lynch Global

Private Equity Inc. ("MLGPE") (collectively, other than HLS, the "Fund Servicing

Applicants," and, together with HLS, the "Applicants").[1]

Filing Date: The application was filed on May 27, 2011 and amended it on June 1, 2011.

Hearing or Notification of Hearing: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to

the Commission's Secretary and serving Applicants with a copy of the request, personally

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[1]   Applicants request that any relief granted pursuant to the application also apply to any other company of which HLS is an affiliated person or may become an affiliated person in the future (together with the Applicants, the "Covered Persons").

or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on

August 12, 2011, and should be accompanied by proof of service on Applicants, in the

form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state

the nature of the writer's interest, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the

Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants, HLS, 6400 Legacy Drive, Plano, TX 75024;

BofA Advisors, BofA Distributors and BACA, 100 Federal Street, Boston, MA 02110; and

KECALP, Ventures and MLGPE, 767 Fifth Avenue, 7th Floor, New York, NY 10153.

For Further Information Contact: Jaea F. Hahn, Senior Counsel, at (202) 551-6870, or

Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment

Management, Office of Investment Company Regulation).

Supplementary Information: The following is a temporary order and a summary of the

application. The complete application may be obtained via the Commission's website by

searching for the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Each of the Applicants is a direct or indirect wholly-owned subsidiary of

Bank of America Corporation ("BAC"). HLS is an entity that services mortgage loans and

provides mortgage services, including conducting foreclosures on mortgages, on behalf of

holders of residential mortgages and mortgage loan asset-backed certificates. HLS is not registered as a broker-dealer under the Securities Exchange Act of 1934 or as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act").

2.   BofA Advisors is a registered investment adviser that serves as investment adviser and subadviser to certain money market funds registered under the Act. BofA Distributors, a limited purpose broker-dealer registered with the Commission, serves as principal underwriter of some of the same money market funds. BACA is a registered investment adviser that serves as investment adviser to certain closed-end investment companies also registered under the Act.

3.   KECALP, Ventures and MLGPE each serves as investment adviser to certain employees' securities corporations within the meaning of section 2(a)(13) of the Act ("ESCs"). Of these three ESC advisers, only KECALP is registered as an investment adviser under the Advisers Act.

4.   On May 31, 2011, the United States District Court for the Central District of California entered the Injunction against HLS, formerly Countrywide Home Loans Servicing LP, in a matter brought by The United States Department of Justice ("DOJ"). The complaint filed by DOJ ("Complaint") alleged that, between 2006 and 2009, HLS wrongfully foreclosed without court orders on approximately 160 properties owned by servicemembers protected by the Servicemembers Civil Relief Act ("SCRA"). Additionally, the Complaint alleged that HLS, from 2006 through May 31, 2009, failed to consistently determine the military status of mortgage loan borrowers in foreclosure. Denying any wrongdoing as alleged by the United States or otherwise, HLS consented to the entry of the Injunction against violating the SCRA.

Applicants' Legal Analysis:

1.   Section 9(a)(2) of the Act, in relevant part, prohibits a person who has been

enjoined from acting as a bank, or from engaging in or continuing any conduct or practice

in connection with such activity, from acting, among other things, as an investment adviser

or depositor of any registered investment company, or a principal underwriter for any

registered open-end investment company, registered unit investment trust ("UIT") or

registered face-amount certificate company. Section 9(a)(3) of the Act extends the

prohibitions of section 9(a)(2) to a company any affiliated person of which has been

disqualified under the provisions of section 9(a)(2). Section 2(a)(3) of the Act defines

"affiliated person" to include, among others, any person directly or indirectly controlling,

controlled by, or under common control with, the other person. Applicants state that HLS

is, or may be considered to be, under common control with and therefore an affiliated

person of each of the other Applicants. Applicants state that the entry of the Injunction

may result in Applicants being subject to the disqualification provisions of section 9(a) of

the Act because HLS is permanently enjoined from engaging in or continuing particular

conduct or practice in connection with banking activity.[2]

2.   Section 9(c) of the Act provides that the Commission shall grant an

application for exemption from the disqualification provisions of section 9(a) if it is

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[2]   See In the Matter of Bank of America, N.A., The Office of the Comptroller of the Currency
        Stipulation & Consent Order No. AA-EC-11-12 (Apr. 13, 2011) and In the Matter of Bank
        of America Corporation, The Board of Governors of the Federal Reserve Consent Order,
        No. 11-029-B-HC (Apr. 13, 2011). Applicants state that the OCC Order deemed certain
        loan servicing activity as banking activity, and the loan servicing activity specified in the
        Injunction is a subset of the loan servicing activity deemed banking activity by the OCC
        Order. Therefore, Applicants believe that HLS is permanently enjoined from engaging in
        or continuing particular conduct or practice in connection with banking activity.

established that these provisions, as applied to Applicants, are unduly or disproportionately severe or that the Applicants' conduct has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking a temporary and permanent order exempting the Applicants and the other Covered Persons from the disqualification provisions of section 9(a) of the Act.   On June 1, 2011 the Applicants received a temporary conditional order from the Commission exempting them from section 9(a) of the Act with respect to the Injunction until the Commission takes final action on an application for a permanent order or, if earlier, July 29, 2011.[3]

3.   Applicants believe they meet the standard for exemption specified in section 9(c). Applicants state that the prohibitions of section 9(a) as applied to them would be unduly and disproportionately severe and that the conduct of Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption from section 9(a).

4.   Applicants state that the conduct giving rise to the Injunction did not involve any of the Applicants acting in the capacity as investment adviser, sub-adviser, or principal underwriter (as defined in section 2(a)(29) of the Act) for any registered investment companies ("RIC") or ESCs (together, the "Funds"). Applicants state that to the best of their knowledge none of the Applicants' current directors, officers or employees who is involved in providing services as investment adviser, subadviser or depositor for any Funds or principal underwriter (as defined in section 2(a)(29) of the Act) for any registered open-end company, UIT or registered face amount certificate company

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[3]   Investment Company Act Release No. 29688 (June 1, 2011).

(collectively, the "Fund Servicing Activities") (or any other persons in such roles during the time period covered by the Complaint) participated in the conduct alleged in the Complaint that constitutes the violations that provide a basis for the Injunction. Applicants also state that the alleged conduct giving rise to the Injunction did not involve any Fund for which an Applicant provided Fund Servicing Activities.

5.   Applicants further represent that the inability of Applicants (except for HLS) to continue providing Fund Servicing Activities would result in potentially severe financial hardships for both the Funds and their shareholders. Applicants state that they will distribute written materials, including an offer to meet in person to discuss the materials, to the board of directors (the "Boards") of each Fund (excluding the ESCs), including the directors who are not "interested persons," as defined in section 2(a)(19) of the Act, of such Fund, and their independent legal counsel as defined in rule 0-1(a)(6) under the Act, if any, regarding the Injunction, any impact on the Funds, and the application. The Applicants will provide the Funds with all information concerning the Injunction and the application that is necessary for the Funds to fulfill their disclosure and other obligations under the federal securities laws.

6.   Applicants also assert that, if the Applicants were barred from engaging in Fund Servicing Activities, the effect on their businesses and employees would be severe. The Applicants state that they have committed substantial resources to establishing expertise in providing Fund Servicing Activities.

7.   Applicants also state that disqualifying KECALP, Ventures and MLGPE from continuing to provide investment advisory services to their ESCs is not in the public interest or in furtherance of the protection of investors and would frustrate the expectations

of eligible employees who invest in the ESCs that the ESCs would be managed by an affiliate of their employer.

8.   Applicants state that several Applicants and certain of their affiliates have previously received orders under section 9(c), as described in greater detail in the application.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

> Any temporary exemption granted pursuant to the application shall be without prejudice to, and shall not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application, or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

Temporary Order:

The Commission has considered the matter and finds that Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that the Applicants and the other Covered Persons are granted a temporary exemption from the provisions of section 9(a), effective forthwith, solely with respect to the Injunction, subject to the condition in the application, until the date the Commission takes final action on their application for a permanent order.

By the Commission.

Elizabeth M. Murphy
Secretary